

July 3, 2013

Via facsimile
Mr. Huang Wensheng
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

> **Re: China Petroleum & Chemical Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 11, 2013**
> **File No. 1-15138**

Dear Mr. Wensheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Risk Factors, page 8

We rely heavily on outside suppliers for crude oil…, page 9

1.   We note your disclosure about Sudan. Please tell us about any contacts with Sudan since your letters to us dated January 1, 2010 and February 11, 2010. We note 2013 news articles reporting that you are one of the largest oil engineering service providers in Sudan via subsidiaries Zhongyuan Petroleum Exploration Bureau and Sinopec International Petroleum Service Group. As you know, Sudan is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We also note recent news articles reporting that you have oilfields in Syria and have been exploring offshore oil extraction in Cuba, countries that

are also designated as state sponsors of terrorism and subject to economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan since your prior letters, and with Syria and Cuba, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements, including through subsidiaries Unipec and Sinopec Shanghai Petrochemical Co. Ltd. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments. Please also describe any payments made to those governments.

2.   Please discuss the materiality of any contacts with Sudan, Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Syria and Cuba.

3.   Please tell us whether the representations in your letter dated February 11, 2010 that you maintain separate operations, financing, employees and revenues from controlling shareholder China Petrochemical Corporation (or Sinopec Group), and that there are no shared employees between you and Sinopec Group in connection with activities in sanctioned countries, continue to be correct.

4.   We note from your January 11, 2010 letter that you purchased crude oil from National Iranian Oil Company, an entity on the list of Specially Designated Nationals maintained by the U.S. Department of Treasury's Office of Foreign Assets and Control. We also are aware of 2013 news articles reporting Unipec purchases of crude oil from National Iranian Oil Company. It is not clear to us from your disclosure on page 28 whether your crude oil purchases involved National Iranian Oil Company or any other government entities. Please tell us whether you continue to purchase crude oil from National Iranian Oil Company, and discuss the potential for reputational harm from your and/or your subsidiaries' business dealings with this entity.

Major Shareholders and Related Party Transactions, page 63

5.   We note your disclosure at page 63 regarding your non-competition agreement with Sinopec Group Company. Please file such agreement as an exhibit to your filing, or tell

us why you believe that you are not required to do so. Please refer to paragraph 4(b)(i) of the section in Form 20-F entitled "Instructions as to Exhibits."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director